Via Facsimile and U.S. Mail
Mail Stop 6010

September 26, 2006

Dr. Helmut Perlet
Chief Financial Officer
Allianz Aktiengesellschaft
Koniginstrasse 28
80802 Munich, Germany

Re: Allianz Aktiengesellschaft
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed April 6, 2006
File Number: 001-15154

Dear Dr. Perlet:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note from public sources and your website that you may have operations in, or contacts with, Iran and Syria, countries identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department's Bureau of Industry and Security and the U.S. Treasury Department's Office of Foreign Assets Control. We note that the Form 20-F does not contain any information relating to operations in, or ties to, Iran or Syria. Please describe your operations in, and ties to, these countries, if any, and discuss their materiality to you in light of their status as state sponsors of terrorism.

Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in, and contacts with, Iran and Syria, including through subsidiaries, affiliates, representative offices, joint ventures and other direct and indirect arrangements.

Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Iran and Syria.

Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with these countries, and any internal risk assessment undertaken in connection with business in those countries.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates, page 58

Loan impairments and provisions, page 61

2.   Please provide to us in disclosure-type format the amount of the change in these estimates for each period presented. Include a sensitivity analysis showing the effect that reasonable likely changes in estimates as of December 31, 2005 may have on financial position and results of operations.

Reserves for insurance and investment contracts, page 63

3.	Please consider the disclosure requirements of paragraphs 39(c) and 39A of IFRS 4 when determining the location of this information within your document. At a minimum we believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the aggregate policy reserves and the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a.	Please disclose the amount of the aggregate policy reserves and the reserves for loss and loss adjustment expense for each year presented. Include the amount of IBNR separately for each material line of business.

b.	Please describe the methods you used to determine your aggregate policy reserves and reserves for loss and loss adjustment expenses. Please ensure this description:

1.	Identifies the unique development characteristics of each material short-tail and long-tail line of business.

2.	Explain which methodology you used to record your reserves. Include why you selected this methodology over any of the other methodologies.

3.	Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

c.	If management has added an incremental provision to the aggregate policy reserves or the reserve for loss and loss adjustment expenses determined by your actuaries, quantify the incremental provision, describe the method used by management to determine it and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why management believes it is necessary.

d.	Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.
2. Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

e. In order to show investors the potential variability in the most recent estimate of your loss reserve and aggregate policy reserves, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely. Please note that a simple calculation of a percentage change in the reserves is not sufficient to this end.

4. Please provide to us in disclosure type format a discussion of the most important assumptions made in determining the amortization of your DAC and PVFP. Also include a sensitivity discussion that incorporates the impact that reasonably likely changes to these assumptions would have on your operations.

Executive Summary, page 67

Operating Profit, page 68

5. We note that this measure is one that you use in evaluating the performance of your segments. Please explain to us why you feel that the inclusion of this measure on a consolidated basis is appropriate as a non-GAAP measure. Please refer to Question 21 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Debt and Capital Funding, page 116

Reduction of non-strategic assets by Dresdner Bank, page 117

6. Please explain to us in disclosure type format what is meant by a "Mandatory Exchangeable." Include for us a discussion of how this structure affects the accounting for the disposal of these shares.

Tabular Disclosure of Contractual Obligations, page 124

7. The table of contractual obligations should include interest on long-term debt. Please provide us a revised table that includes the interest on long-term debt as well a revised note to the table that explains this inclusion.

8.   Please explain to us why you have only included the current portion of liabilities to banks and customers in the table.

9.   Please provide to us a revised table that includes the payments associated with the policy reserves for all of the life/health insurance policies.

Consolidated Statements of Changes in Shareholders' Equity, page F-3

10.   Please tell us the amount of "total income and expense for the period" for each period presented and why you omitted it from within this statement as required by paragraph 96(c) of IAS 1.

Consolidated Cash Flow Statements, page F-4

11.   Please explain to us why it is appropriate to include "Change in loans and advances to banks and customers," "Change in liabilities to banks and customers," "Change in certificated liabilities," and the amounts related to your universal life contracts within operating activities. We note that you disclose in note 2 of your interim financial statements for the period ended June 30, 2006 on Form 6-K filed August 11, 2006 that you changed the reporting geography of these amounts. Further explain to us how the presentation of these changes on a net basis in that document complies with the requirement to report information in this statement on a gross basis. Please provide any references to the IFRS literature that supports this presentation.

Notes to the Allianz Group's Consolidated Financial Statements

16 Reserves for insurance and investment contracts, page F-63

Aggregate policy reserves, page F-63

12.   Please provide to us in disclosure type format a discussion of the insurance risks that arise from your various life insurance contracts or tell us where this disclosure is currently located. Refer to paragraphs 39(c) and 39A of IFRS 4.

Reserves for loss and loss adjustment expenses, page F-64

13.   Please explain to us why the gross reserve amounts included in the rollforward table on page F-64 do not agree with the gross reserve amounts includes in the development table included on page F-65. Also explain to us why the amounts in the development table changed from what you presented in your prior year Form 20-F.

24 Premiums earned (net), page F-77

14.   Please explain to us your basis for presenting insurance premiums in this note and
        benefits paid in note 31 on a net basis. Refer to paragraph 14(d) of IFRS 4.

42 Contingent liabilities, commitments, guarantees, and assets pledged and collateral,
page F-96

Litigation, page F-96

15.   Please provide to us in disclosure type format:
        • The portion of the $120 million settlement related to the Deutsche Telekom
          matter that is the obligation of Allianz.
        • The amount of the fine that you are appealing related to the German Federal
          Cartel Office and whether and, if so, to what extent you have reserved for that
          fine.

16.   Please provide us in disclosure-type format an estimate of the financial effect as
        required by paragraph 86(a) of IAS 37 that the verdict related to the World Trade
        Center attack may have. If you are not able to provide this disclosure related to
        this verdict and for all other instances where you have made an assertion that you
        are unable to predict the potential outcome, provide us in disclosure-type format
        the disclosure required by paragraph 91 of IAS and tell us why it is not
        practicable for you to disclose the financial effect.

43 Share based compensation plans, page F-101

17.   Please explain to us why you did not provide the assumptions used in all of the
        various plans discussed in this note. Also provide a revised discussion in
        disclosure-type format for your key assumptions that includes the expected option
        life used to determine the fair value applied to the various plans.

AGF Group Share Option Plan, page F-105

18.   Please explain to us the facts and circumstances that caused you to change the
        expected volatility for the calculation of fair value related to these plans. Include
        a discussion of the impact that this change had on the fair value determined.

47 Summary of significant differences between the accounting principles used in the
preparation of the consolidated financial statements and accounting principles generally
accepted in the United States of America, page F-110

Valuation and recognition differences, page F-111

(a) Goodwill and intangible assets, page F-111

Goodwill, page F-111

19.   We note that you recorded a difference in impairment related to the goodwill
       acquired with Allianz Life, Seoul in 2003. Please clarify for us what your
       impairment policy was as it related to the testing of this impairment and the
       amount recorded under US GAAP.

Core deposits, page F-112

20.   Please explain to us why core deposits and customer base intangibles were not
       recorded in accordance with IFRS in connection with the Allianz Group's
       acquisition of Dresdner Bank AG.

(j) Derivatives on own shares, page F-118

21.   Please tell us how you considered SFAS 150, specifically paragraph 11, in
       determining the US GAAP treatment described in this note.

(l) Share based compensation, page F-119

22.   Please explain to us how you determined that the existence of the put feature
       related to the shares issued in connection with these options did not result in a
       liability plan under the requirements of SFAS 123. Include any references to the
       specific US GAAP literature upon which you relied in making this determination.

(m) Income taxes, page F-119

23.   Please explain to us in greater detail what is meant by the "portfolio method."
       Include the specific references to the applicable US GAAP authoritative literature
       that supports this treatment.

* * * *

        Please provide us the additional information requested within 10 business days or
tell us when you will provide us with a response. Please furnish a cover letter with your
response that keys your response to our comments. Detailed cover letters greatly facilitate
our review. Please file your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant